                                              BLACKROCK Muni Intermediate Duration, Inc.

           FILE #811-21348

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
3/10/2006	LONG ISLAND POWER AUTHORITY	950,000,000	4,290,000

Goldman Sachs & Co., Citigroup Global Markets Inc., Lehman Brothers Inc., UBS Securities LLC, A.G. Edwards & Sons, Inc., David Lerner Associates, Inc., First Albany Capital Inc., Jackson Securities LLC,  J.P. Morgan Securities Inc., Keybanc Capital Markets, LaSalle Financial Services, Inc.,  Merrill Lynch & Co.,  M.R. Beal & Company, Prager, Sealy & Co., LLC

8/2/2006	COMMONWEALTH OF PUERTO RICO	835,650,000	1,820,000

Morgan Stanley, Goldman Sachs & Co., Banc of America Securities LLC, Citigroup Global Markets Inc.,  J.P. Morgan Securities Inc., Lehman Brothers Inc., Merrill Lynch & Co.,  Popular Securities, Inc., Raymond James & Associates, Ramirez & Co. Inc., Wachovia Bank, National Association, UBS Securities LLC